File No. 812-15362

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED Application for an Order to Amend a Prior Order UNDER SECTIONS 17(d)

AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER

THE INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT

TRANSACTIONS OTHERWISE PROHIBITED BY

SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND

RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

Main street capital corpORATION, Msc income fund, inc., msc adviser I,

llc, main street ca lending, llc, main street equity interests, inc., ms international holdings, inc., main street capital III, lp, main street mezzanine fund lp, hms funding i llc, msc california holdings lp, msc equity holding, llc, msc equity holding II, inc., msif funding, llc AND ms private loan fund i, lp

1300 Post Oak Boulevard, 8th Floor

Houston, TX 77056

All Communications, Notices and Orders to:

Jason B. Beauvais

Main Street Capital Corporation

1300 Post Oak Boulevard, 8th Floor
Houston, TX 77056

(713) 350-6043

JBeauvais@mainstcapital.com

Copies to:

Steven B. Boehm, Esq.

Anne G. Oberndorf, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

(202) 383-0100

anneoberndorf@eversheds-sutherland.us

August 17, 2022

I.       INTRODUCTION

A. Summary of Requested Relief

In this application (the “Application”), the Applicants (as defined below) request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to Main Street Capital Corporation, et al. (the “Prior Applicants”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the “Prior Order”).2 In particular, the Prior Order permits Regulated Funds and Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the 1940 Act.

B. Applicants Seeking Relief

•	Regulated Funds

o   Main Street Capital Corporation (“MSCC”), a Maryland corporation that has elected to be regulated as a business development company (“BDC”) under the 1940 Act. MSCC is an internally managed BDC.

o	MSC Income Fund, Inc. (“MSIF,” and together with MSCC, the “Existing Regulated Funds”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. MSC Adviser I, LLC (“MSC Adviser”) is the investment adviser to MSIF.

•	Adviser

o	MSC Adviser, a wholly owned subsidiary of MSCC and an investment adviser registered under the Investment Advisers Act of 1940, as amended.

•	Existing Wholly-Owned Investment Subs

o	Main Street CA Lending, LLC, Main Street Equity Interests, Inc., MS International Holdings, Inc., Main Street Capital III, LP, and Main Street Mezzanine Fund LP, each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub of MSCC (the “MSCC Existing Wholly-Owned Subsidiaries”).

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2  Certain of the Applicants previously submitted an application with the Commission (File No. 812-14979), as filed and amended and restated and filed with the Commission on February 10, 2020, June 8, 2020 and September 8, 2020 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 34103 dated November 23, 2020 (the “Prior Notice”) and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 34146 dated December 21, 2020. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable and will apply to any Applicants relying on the Order. All capitalized terms not otherwise defined in this Application have the same meanings ascribed to them in the Prior Application.

o	HMS Funding I LLC, MSC California Holdings LP, MSC Equity Holding, LLC, MSC Equity Holding II, Inc., and MSIF Funding, LLC, each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub of MSIF (the “MSIF Existing Wholly-Owned Subsidiaries,” and together with the MSCC Existing Wholly-Owned Subsidiaries, the “Existing Wholly-Owned Subsidiaries).

•	Affiliated Fund

o	MS Private Loan Fund I, LP, which would be an investment company but for Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Fund” and collectively with the Existing Regulated Funds, MSC Adviser, and the Existing Wholly-Owned Subsidiaries, the “Applicants”).

All Applicants are eligible to rely on the Prior Order. All existing entities that currently rely on the Prior Order and intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Order as set forth in or incorporated into this Application.

II. Applicants’ Proposal

A.	Requested Amendment

Under the Prior Order, Affiliated Funds and Regulated Funds can only participate in Follow-On Investments if they are invested in the issuer. The Order, if granted, would revise the definition of Follow-On Investment to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

B.	Need for Relief

Affiliated Funds often do not have infinite lives like many Regulated Funds. As a result, an Affiliated Fund that is invested in a portfolio company may begin the process of winding down, during which it makes no further investments. If the portfolio company makes a capital call or requests further funding once the Affiliated Fund is in wind down, the Affiliated Fund will not be able to participate and in some cases, only one Regulated Fund is left to fulfill the portfolio company’s request. In that case, either the Regulated Fund will be forced to make the investment by itself, which may not be the appropriate investment amount for the Regulated Fund, or the Regulated Fund will not be able to fulfill its commitment to the portfolio company. If the Regulated Fund does not have the available capital to fulfill the portfolio company’s request, the portfolio company may be negatively affected, which could negatively affect the Regulated Fund shareholders. In addition, if the Regulated Fund invested more than the appropriate amount, that could also negatively affect the Regulated Fund shareholders.

Allowing Affiliated Funds that do not have an investment in the portfolio company to participate in Follow-On Investments can protect Regulated Fund shareholders from harm as another Affiliated Fund is winding down. Because the relief would not permit Follow-On Investments by Regulated Funds that are not invested in an issuer, the Order could not be relied on to cause a Regulated Fund to be used to prop up an affiliate’s investment.

C.	Precedent

Applicants submit that the requested Order is consistent with the temporary relief granted by the Commission on April 8, 2020.3

III.       STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants note that the Commission may grant the requested relief for the same reasons set forth in Section IV, “Statement in Support of Relief Requested,” of the Prior Application.

IV.       REPRESENTATIONS AND CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order. The only change is that the definition of “Follow-On Investment” in the Prior Application will be deleted in its entirety and replaced with the following definition:

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.4

V.       PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Jason B. Beauvais

Main Street Capital Corporation

1300 Post Oak Boulevard, 8th Floor

Houston, TX 77056

(713) 350-6043

JBeauvais@mainstcapital.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Anne G. Oberndorf, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street NW, Suite 700
Washington, DC 20001-3980

(202) 383-0100

anneoberndorf@eversheds-sutherland.us

3 BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).

4 Any and all references in the Prior Application to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order.

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.1 and B.2.

B.   Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 17th day of August, 2022.

Main Street Capital Corporation

By:	/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Executive Vice President

MSC Income Fund, Inc.

By:	/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Executive Vice President

MSC Adviser I, LLC

By:	/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Executive Vice President

Main Street Capital Corporation Existing Wholly-Owned Subsidiaries:

Main Street CA Lending, LLC

Main Street Equity Interests, Inc.

MS International Holdings, Inc.

Main Street Capital III, LP

Main Street Mezzanine Fund, LP

By:	/s/ Jason Beauvais
Name: Jason Beauvais
Title: Executive Vice- President

MSC Income Fund, Inc. Existing Wholly-Owned Subsidiaries:

HMS Funding I, LLC

MSC California Holdings LP

MSC Equity Holding, LLC

MSC Equity Holding II, Inc.

MSIF Funding, LLC

By:	/s/ Jason Beauvais
Name: Jason Beauvais
Title: Executive Vice- President

Existing Affiliated Funds:

MS Private Loan Fund I, LP

By: MS Private Loan Fund I GP, LLC, its general partner

By:	/s/ Jason Beauvais
Name: Jason Beauvais
Title: Executive Vice- President

Exhibit A

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached application dated as of August 17, 2022 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Main Street Capital Corporation

By:	/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Executive Vice President

MSC Income Fund, Inc.

By:	/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Executive Vice President

MSC Adviser I, LLC

By:	/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Executive Vice President

Main Street Capital Corporation Existing Wholly-Owned Subsidiaries:

Main Street CA Lending, LLC

Main Street Equity Interests, Inc.

MS International Holdings, Inc.

Main Street Capital III, LP

Main Street Mezzanine Fund, LP

By:	/s/ Jason Beauvais
Name: Jason Beauvais
Title: Executive Vice- President

MSC Income Fund, Inc. Existing Wholly-Owned Subsidiaries:

HMS Funding I, LLC

MSC California Holdings LP

MSC Equity Holding, LLC

MSC Equity Holding II, Inc.

MSIF Funding, LLC

By:	/s/ Jason Beauvais
Name: Jason Beauvais
Title: Executive Vice- President

Existing Affiliated Funds:

MS Private Loan Fund I, LP

By: MS Private Loan Fund I GP, LLC, its general partner

By:	/s/ Jason Beauvais
Name: Jason Beauvais
Title: Executive Vice- President

Exhibit B.1

RESOLUTIONS OF THE BOARD OF DIRECTORS

MAIN STREET CAPITAL CORPORATION

WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of Main Street Capital Corporation (the “Company”) to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the "Application").

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Exhibit B.2

RESOLUTIONS OF THE BOARD OF DIRECTORS

MSC INCOME FUND, INC.

WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of MSC Income Fund, Inc. (the “Company”) to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the "Application").

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.